REALIGNMENT
                          PAYBACK PERIOD FOR SEVERANCE COSTS

           Electric
           Utility          Severance      Annual Labor     Payback Period
           Company            Costs          Savings            (Years)
                               (a)             (b)

           APCo              7,130,354      15,135,790            .47
           CSPCo             3,167,930      13,727,595            .23

           I&M               9,048,080      16,523,158            .55

           KPCo              1,757,165       3,427,124            .51
           KgPCo                     0        (264,498)            --

           OPCo(d)          11,049,847      11,007,235(c)        1.00
           WPCo                      0        (177,135)            --

                TOTAL      $32,153,376     $59,379,269           0.54

          (a) Based on the recorded severance accruals for steam and nuclear generation personnel and estimated severance for the accounting personnel.

          (b) Based on estimated 12 months of wages that were used to calculate severance accruals.

          (c) For 1996, OPCo's O&M budget is expected to be higher than for some other years due to expected outage maintenance; as a result, its annual labor savings may exceed this amount in some future years.

          (d) Includes OPCo's share of Cardinal Operating Company's costs and savings.

          Although production maintenance for Cardinal Operating Company increased from $18.2 million in 1995 to $25.4 million in 1996, approximately $8.3 million of the increase was due to additional expenses of unit outages. Thus, nonoutage production maintenance, even with the increased Service Corporation billings, decreased from $15.1 million to $14.9 million from 1995 to 1996.